Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of TransDigm Inc. for the registration of $2,650,000,000 aggregate principal amount of its 5.500% Senior Subordinated Notes due 2027 and to the incorporation by reference therein of our reports dated November 19, 2019, with respect to the consolidated financial statements and schedule of TransDigm Group Incorporated, and the effectiveness of internal control over financial reporting of TransDigm Group Incorporated, included in its Annual Report (Form 10-K) for the year ended September 30, 2019, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
May 5, 2020